Exhibit 3

FOR IMMEDIATE RELEASE	29 MARCH 2016

WPP PLC (“WPP”)

WPP acquires healthcare media specialist CMI in the US

WPP announces that it has acquired Communications Media, Inc. [“CMI”], one of the largest healthcare media agencies in the US.

CMI’s unaudited revenues were US$38 million as of December 31, 2015. Its clients include 10 of the top 20 pharmaceutical advertisers in the United States and overall it represents 340 brands among 51 clients. CMI employs more than 210 people and is based in King of Prussia, PA, with offices in New York, Philadelphia, and Pennsauken, NJ. It was founded in 1989.

CMI is a leading provider of media investment management and non-sales force promotional strategy, planning, customer insights and data solutions to the healthcare and life sciences industries. As part of the acquisition, Ogilvy CommonHealth Medical Media, the media practice of WPP’s wholly-owned Ogilvy CommonHealth Worldwide, will become part of CMI. CMI will become a media investment management hub for GroupH, parent company for WPP’s healthcare specialist companies.

This acquisition continues WPP’s strategy of investing in important disciplines, such as pharmaceutical and healthcare, and markets, such as United States. GroupH is part of WPP’s Branding & Identity, Healthcare and Specialist Communications group (which includes Direct and Digital). Collectively, including associates, companies in the Branding & Identity, Healthcare and Specialist Communications group (which includes Direct and Digital) generate revenues of around US$6 billion and employ over 80,000 people. In the United States WPP companies (including associates) collectively generate revenues of almost US$7 billion and employ 25,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239